N-SAR Exhibit: Sub-item 77M
EQ Advisors Trust
EQ/International Equity Index

Item 77M: Mergers
In response to Sub-Items 77M(a) and (b),  EQ/International Equity Index Portfolio, pursuant to a Plan of Reorganization and Termination, acquired the assets and liabilities of EQ/International ETF Portfolio, effective May 22, 2015.  The merger was approved by Trust’s Board of Trustees at a meeting held on February 12, 2015. The shareholders of EQ/International ETF Portfolio approved the merger at a special meeting held on April 30, 2015.